KANGARI CONSULTING LLC
1000 Brickell Ave, Ste 715
Miami, Florida, USA, 33131
T: +1 (786) 484 8116
E: info@kangariconsulting.com
W: www.kangariconsulting.com

Consent of Qualified Person

To:

TSX Venture Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Government of Newfoundland and Labrador, Financial Services Regulation Division

I, Christopher J Picken, do hereby consent to the public filing of the technical report entitled Amended and Restated NI 43-101 Technical Report - Wonmunna Iron Ore Mine, Western Australia, Australia, and dated **January 20, 2023** (the "Technical Report") by Vox Royalty Corp. (the "Issuer") under its profile on SEDAR at www.sedar.com.

/s/ Christopher Picken

Sheffield, UK
January 20, 2023

Christopher J Picken MIMMM
Senior Geologist